Exhibit 99.3

Exhibit 99.3Your Vote Counts! TSAKOS ENERGY NAVIGATION LTD 2022 Annual Meeting Vote by June 16, 2022 11 :59 PM ET You invested in TSAKOS ENERGY NAVIGATION LTD and it•s time to vote! You have the right to vote on proposals being presented at the Annual Meeting. This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on June 17, 2022. Get informed before you vote View the Notice & Proxy Statement, Financial Statements online OR you can receive a free paper or email copy of the material(s) by requesting prior to June 05, 2022. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy. For complete information and to vote, visit www.proxyVote.com Control# Smartphone users Point your camera here and vote without entering a ~Inumber Vote in Person at the Meeting* June 17, 2022 3:00PM LST Tsakos Energy Navigation Limited 367 Syngrou Avenue 17564, P. Faliro Athens, Greece *If you choose to vote these shares in person at the meeting, you must request a “legal proxy.” To do so, please follow the instructions at www.ProxyVote.com or request a paper copy of the materials, which will contain the appropriate instructions. Please check the meeting materials for any special requirements for meeting attendance.

Vote at www.ProxyVote.com THIS IS NOT A VOTABLE BALLOT TSAKOS ENERGY NAVIGATION LTD 2022 Annual Meeting This is an overview of the proposals being presented at the Vote by June 16, 2022 upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters. 11:59PMET Board Voting Items Recommends 1. Election of Directors Nominees: 0 For 01 Efstratios G. Arapoglou 02 Denis Petropoulos 2. To approve the amendment of the Company’s Memorandum of Association in order to increase the authorized capital from US$200,000,000 consisting of 35 million Common Shares of a par value of $5.00 each and 25 million OF Preferred Shares of a par value of $1.00 each, to US$325,000,000 consisting of 60 million Common Shares of a par or value of $5.00 each and 25 million Preferred Shares of a par value of $1.00 each; 3. To approve certain amendments to the Company’s Bye-Laws as set out in detail in the Company’s 2022 Proxy 0 For Statement; 4. To receive and consider the 2021 audited financial statements of the Company; 0 For 5. To appoint Ernst & Young (Hellas), Certified Auditors-Accountants S.A.(Ernst & Young (Hellas)), Athens, Greece, as auditors of the Company for the fiscal year ending December 31, 2022 and to authorise the Audit Committee of 0 For the Board of Directors to set their remuneration; 6. To approve the directors’ remuneration. 0 For NOTE: Any other business that properly comes before the meeting.